MANAGEMENT’S DISCUSSION & ANALYSIS

2006 SECOND QUARTER

Introduction
This MD&A has been prepared by management and approved by the Board of Directors. The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited consolidated financial statements of the Company and notes thereto for the quarter ended June 30, 2006. The information supplements but does not form part of those financial statements. This discussion covers the quarter and the subsequent period up to the date of the filing of this MD&A.  All dollar amounts are stated in United States dollars.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments on the Company’s mineral properties in Mali and Eritrea and in the Company’s other operations; planned exploration and development activities; the adequacy of the Company’s financial resources; financial projections, including, but not limited to, estimates of operating costs, processing rates, life of mine, metal prices, exchange rates, reclamation costs, net present value and internal rates of return; and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this MD&A.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

General

Nevsun owns and operates the Tabakoto Mine in Mali, West Africa.  The mine has been developed within a combined 83 sq km land package that not only contains the Tabakoto deposit but also contains the Segala deposit as well as a number of gold exploration targets. The exploration targets may provide production growth opportunities for the Tabakoto plant.

The Company’s operations also consist of the exploration and development of mineral properties in Eritrea, Northeast Africa.  Nevsun has successfully advanced its exploration programs in Eritrea to identify significant gold and base metal deposits and is progressing its principal project, Bisha, to feasibility.  The feasibility project is scheduled to be completed late in Q3 2006.

Mining Developments

Tabakoto – Mali

As at June 30, 2006 the final stage of commissioning of the Tabakoto Mine processing plant was nearing completion. At the time of writing this MD&A the complete plant had recently been fully commissioned.

The commissioning of the milling operations commenced in February/March 2006 with soft low grade oxide ore being fed to the plant via an auxiliary crushing unit. This allowed the milling, leaching and tailings disposal facilities to be fully commissioned while Company staff completed the construction of the three stage crushing plant. Tabakoto’s higher grade unoxidised ore (+5.0 g/t Au) is extremely hard and requires three stages of crushing to a half inch product to feed the ball mill at its design of 2000 tonnes per day.

The first gold pour was made at Tabakoto in late March and the first gold shipment was made in mid May.  The date of the first gold shipment is considered by the Malian government to be the start of operations and according the Company has adopted the same trigger date for purposes of profit and loss measurement. The Company expects Tabakoto to be cash flow positive in September.

By the end of April ore processing was running at about 90% of design tonnage and by the end of June at design tonnage. With the main feed to the plant continuing to be softer low grade oxide ores, the mill circuit will only be able to be fully tested after the crushing plant has been running for a reasonable period post crusher completion. During the commissioning period to the end of June over 10,000 ounces of gold were poured.  The scheduled life of mine production rate averages approximately 100,000 ounces of gold per year at a processing rate of 2,000 tonnes per day.  The Company expects to produce in excess of 50,000 ounces during the 2006 fiscal year.

Commissioning of the primary and secondary crushers commenced in mid June. Bringing the tertiary crusher on stream has taken a further month during which time some modifications to the plant were completed, essential spares were delivered, the primary and secondary units were tested, and site staff were trained. The Company completed commissioning of the tertiary crusher in late July.

	2006 Q1	2006 Q2 ( pre-prod’n)	2006 Q2 (prod’n)
Key Operating Statistics(1)			2006
Gold production (ounces)	nil	nil	10,350
Gold sold (ounces)	nil	nil	9,574
Realized price per ounce (2)	nil	nil	$621

Total cash costs(3)	3,555,217	1,575,807	3,831,812	See commissioning comments
Total production costs(4)	3,555,217	1,575,807	6,620,423	See commissioning comments
Cash cost per ounce(3)			$370	See commissioning comments
Production cost per ounce(4)			$640	Incl deprec & amtz

Other
tonnes to mill			162,147	See commissioning comments
Average grade (grams per tonne)			1.99
Average recovery rate			94%

1 As this is Nevsun’s first and partial quarter of production, there are no comparative figures for previous year periods

2 Per ounce weighted average, before Government 6% royalty

3 Total cash costs are calculated in accordance with the Gold Institute Production Cost Standard

4 Includes total cash costs plus foreign exchange gain (loss), amortization and accretion

The Key Statistics outlined above reflect that the Company continued its commissioning activities through the second quarter. The Company experienced a negative grade variance for the quarter.  The grade deficit is attributed to two main factors:

1) Mining dilution, especially within the low grade oxide ores mined to date. The Company has intervened to rectify this issue and expects results to improve through the balance of the year.

2) Lack of tertiary crushing to be able to process harder higher grade ores as feed to the ball mill. Tertiary crushing capacity is required to process the higher grade material contained in hard rock. The commissioning of the tertiary crusher at the end of July 2006 will start to alleviate this issue.

Production costs include all mining expenses for the quarter.  As discussed in the Company’s previous quarterly financial statements, the Company decided on the early adoption of EIC 160 “Stripping Costs Incurred in the Production Phase of a Mining Operation.

As is often the case during the early stages of a mine start-up the Tabakoto site has gone through normal staff changes. We believe new management hires will provide improvements to the management and supervisory functions of the operations.

Mining of the Tabakoto open pit commenced in late 2005 and has a scheduled production life of 5 years, followed by an additional 4 years of mining the Segala open pit on the adjoining Segala concession. The Segala deposit is approximately 5 km from the Tabakoto infrastructure.  The Tabakoto and Segala gold combined reserves prior to production totalled 949,000 ounces. Later in 2006 it is intended to re-evaluate when to bring Segala mining online.

The Tabakoto deposit has been drilled to a depth of approximately 600m. The Tabakoto open pit reserves have been defined for a pit with a depth of 205m. An underground pre-feasibility study was conducted in 2000 to investigate the potential for future underground mining below the Tabakoto open pit. It is intended to re-evaluate the underground potential at Tabakoto later in 2006. This will allow a live mining model to be fully compared to the current geological model for future optimization studies.

Bisha – Eritrea

Feasibility

AMEC Americas continues to advance the feasibility study on the Bisha Project. The study commenced in February 2005 and is scheduled for completion in late September. As a significant stepping-stone to feasibility, AMEC delivered a scoping study on Bisha in December 2005 (43-101 compliant report filed on SEDAR and EDGAR) that demonstrated what management believes is a world-class mining project.

Using June 30, 2006 commodity prices ($613 gold, $11 silver, $3.20 copper, $1.45 zinc), management has re-estimated the pre-tax, pre-finance project net cash flow, using the scoping study resource and capital cost parameters, to be US$ 2.6 billion. The AMEC base case (using more conservative historic prices) reduces the equivalent value to US$346 million ($400 gold, $6 silver, $1.05 copper, $0.50 zinc).

Current trends in metal prices continue to significantly increase the NPV of this project.

The scoping study was based upon a resource estimate prepared by AMEC in October 2004. During 2005 the Company carried out additional drilling on Bisha that resulted in a revised and improved resource estimate in December 2005.  The scoping study did not take into account any improved economics as a result of the higher, December 2005 resource estimate.

The scoping study used a rate of production for the Bisha project of 2 million tonnes of ore per annum providing for a 10 year proposed open pit mine life.  A further study will be required to evaluate the further underground potential of the Bisha Main deposit to take production beyond 10 years.  The primary sulphide ore widths at the base of the open pit are typically greater than

50m and could provide significant potential for a long life underground operation. The open pit was designed at a copper price of $1.05 per pound and a zinc price of $0.50 per pound. Increases in future metal prices will make a deeper pit more economically viable, likely extending the open pit life beyond 10 years.

Preproduction capital requirements were estimated in the scoping study to be US$156 million (including a 20% contingency factor). This included a mining fleet, a gold leach plant, tailings, water storage and water diversion dams, equipment maintenance facilities, an administration building and an operations camp as well as owner’s costs during construction.

The scoping study effectively presents three mines in one to reflect the three distinct ore types of the Bisha Main deposit.  The first two years of operation are as a gold mine processing the high grade oxide ores.  The next three years of operation are as a copper mine processing the supergene copper ores that underlie the oxide ore zone.  From year six onward primary sulphide ores that lie immediately below the supergene ores are processed to generate separate copper and zinc concentrates.

The Bisha Main VMS Deposit has three distinct ore zones, the oxide gold zone, supergene copper zone and the primary sulphide zones.  The following is a brief summary of the December 2005 resource estimate calculated by AMEC.  The Measured and Indicated resource estimate for the surface oxide gold zone is 4.800 million tonnes averaging 7.02 g/t Au (using a 0.5 g/t Au cut-off grade) for a total of 1.084 million ounces of gold. The Measured and Indicated resource for the supergene copper zone totals 7.503 million tonnes averaging 3.96% Cu (using a 0.5 % Cu cut-off grade) for a total of 655.87 million pounds of copper. The primary sulphide zone is comprised of a primary zone and a zinc-rich zone, the latter containing a Measured and Indicated resource of 8.576 million tonnes grading 9.19 % Zn totaling 1.74 billion pounds of zinc and 1.06% Cu totaling 200.8 million pounds of copper (using a 2.0 % Zn cut-off grade).

Measured & Indicated	Cut-off	Tonnes (000’s)	Au g/t	Ag g/t	Cu %	Zn %
Oxides Au	0.5g/t Au	4,800	7.02	30.2	0.09	0.08
Supergene Cu	0.5% Cu	7,503	0.72	32.3	3.96	0.12
Primary Zn	2.0% Zn	8,576	0.76	59.5	1.06	9.19
Primary	2.0% Zn	1,663	0.75	31.4	0.79	3.09
Primary	0.5% Cu <2.0% Zn	4,744	0.67	33.2	1.15	1.01
Total tonnes		27,286

Inferred	Cut-off	Tonnes (000’s)	Au g/t	Ag g/t	Cu %	Zn %
Oxides Au	0.5g/t Au	60	2.85	17.5	0.03	0.02
Supergene Cu	0.5% Cu	206	0.48	21.1	1.94	0.03
Primary Zn	2.0% Zn	6,803	0.65	53.3	0.83	8.42
Primary	2.0% Zn	510	0.62	36.5	1.02	3.29
Primary	0.5% Cu <2.0% Zn	4,147	0.68	37.3	0.99	0.87
Total tonnes		11,726

The feasibility study is considering metallurgy, mining and processing methods, infrastructure, environmental and social impact. It is anticipated that the feasibility study will be completed by the end of Q3 2006.

The Company finalized metallurgical test work data for the three phases of the future mining planned at its Bisha Project. Test work to assess the metallurgical parameters and metal recoveries from the Bisha surface oxide deposit, the supergene copper deposit and the primary zinc/copper massive sulphide deposit was conducted by SGS Lakefield, Ontario, Canada. The program was managed by AMEC Americas Ltd, the consulting engineering group for the Bisha Feasibility Study.

The major metal recoveries from each of the three Bisha ores include:

•

87% gold recovery from the oxide ore

•

92% copper recovery from the copper supergene ore

•

85% copper and 83.5% zinc recovery from the primary ore.

Further details on the metallurgical results are available in Nevsun’s News Release dated July 17, 2006.

Environmental base line, monitoring programs and a social consultative process have been established in connection with the feasibility study and continue to be overseen by AMEC. Details on the Company’s Social Responsibility approach may be reviewed on the Company’s web site at www.nevsun.com/socialresponsibility

The Company continues to build its Bisha project management team with the appointment of Malcolm Lake as the Company’s Manager of Projects Development, Peter Harris as the Human Resource Manager for Eritrea, Dr Yemane Zecharias as the Environmental Manager for Eritrea and Shaun Ball as the Manager Mine Planning. All four positions report directly to Nevsun’s Eritrea General Manager, Stan Rogers. Malcolm Lake will provide an interface in Vancouver with the project’s engineers and Peter Harris, Dr Yemane Zecharias and Shaun Ball are based in Eritrea.

The appointments are key positions for the orderly and efficient advancement of the Bisha Project. Malcolm Lake brings project management and mine development experience of over 30 years including appointments with Canico, Ivanhoe Mines, and Kilborn Engineering. Peter Harris has set up and/or managed human resource departments at Placer Dome and BHP in both North America and overseas. Dr Yemane Zecharias has had a distinguished academic career in the USA and most recently has been a member of the National Water Supply and Sanitation Commission and a Technical Advisor to the Minister of Land, Water and Environment in Eritrea. Shaun Ball brings his experience in mining operations management and mining design with his worldwide experience which includes Oxus Gold and Satellite Goldfields.

Selected Quarterly Information

Selected consolidated financial information for the most recent eight quarters (Unaudited):

	2006 Q2	2006 Q1	2005 Q4	2005 Q3
(a) Revenue	$ 5,593,129	$ -	$ -	$ -
(b) Net loss	$ (4,914,874)	$ (6,007,664)	$ (2,872,810)	$ (1,223,634)
(c) Per share loss	$ (0.05)	$ (0.06)	$ (0.03)	$ (0.01)
	2005 Q2	2005 Q1	2004 Q4	2004 Q3
(a) Revenue	$ -	$ -	$ -	$ -
(b) Net loss	$ (2,734,080)	$ (3,021,666)	$ (1,843,122)	$ (1,332,534)
(c) Per share loss	$ (0.04)	$ (0.04)	$ (0.02)	$ (0.02)

Results of Operations

The loss from operations for the quarter was $4,914,874 (2005 – $2,734,080) includes gold sales of $5,593,129 (2005 – nil), mining costs of $5,421,066 (2005 – nil), and exploration costs of $1,315,736 (2005 – $2,251,697).  It also includes non-cash charges for depreciation and amortization, $2,744,321 (2005 - $4,100) and for stock-based compensation,   $419,734 (2005 – $268,094). Deferred stripping costs, which are included in mining costs, are expensed to operations as a result of the Company adopting a new accounting standard for stripping costs.  Exploration costs are down from Q2 2005 due to the Company’s reduced field exploration and focus on the Bisha feasibility and environmental studies.   The Tabakoto mine went into

commercial production on May 16, 2006, as a result, the Company is now depreciating its mining assets.  The charges for stock based compensation are high due to the assumptions required in the Black-Scholes valuation model, that are impacted by the Company’s stock price volatility over the past five years. Aside from the above noted factors, total remaining net costs for the quarter were higher than Q2 2005 by approximately $365,000 principally due to a write-down of mineral properties ($99,137), increased remuneration ($89,583) and an unusual foreign exchange gain in the 2005 quarter ($159,264).

Variations in the losses for the most recent eight quarters reflect the impact of a combination of four main factors; significant charges for mining costs, exploration expenses and stock-based compensation, as well to a lesser extent, variation in investment income:

(1) mining costs in Q2/2006 $ 5,421,066, Q1/2006 $3,555,217.  As discussed in note 2 to the quarterly financial statements, the Company has adopted a new accounting standard that has resulted in expensing stripping costs;

(2) exploration expenditures in Q2/2006 $ 1,315,736, Q1/2006 $1,732,169, Q4/2005 $2,096,150, Q3/2005 $831,510, Q2/2005 $2,251,697, Q1/2005 $2,190,671, Q4/2004 $1,400,979,  Q3/2004 $837,547;

(3) stock-based compensation in Q2/2006 $ 419,734, Q1/2006 $309,122, Q4/2005 $510,118, Q3/2005 $299,393, Q2/2005 $268,094, Q1/2005 $466,565, Q4/2004 $552,516, Q3/2004 $520,812;

(4) investment income in Q2/2006 $ 91,437, Q1/2006 $166,457, Q4/2005 $191,450, Q3/2005 $89,529, Q2/2005 $84,216, Q1/2005 $44,692, Q4/2004 $374,642, Q3/2004 $404,967.

All of the Company’s revenues remain unhedged.  As a result, the Company continues to benefit from rising gold prices.  This is reflected in a weighted average price per ounce sold of USD621.

Liquidity and Capital Resources

The Company’s cash at June 30, 2006 was US$8.8 million (Mar 31/06 – US$9.5 million) (Dec 31/ 2005 – US$24.4 million).  Development capital will be required for the Bisha Project in Eritrea.

Contractual obligations:

Contractual Obligation	Total	1 year	2-3 years	4-5 years	Over 5 years
Long-Term Liabilities	3,440,991	-	-	3,440,991	-
Operations Purchase Obligations	34,050,000	6,600,000	14,800,000	11,600,000	1,050,000
Total Contractual Obligations	37,490,991	6,600,000	14,800,000	15,040,991	1,050,000

The long-term liabilities relate principally to estimated asset retirement obligations for the Tabakoto Mine. Purchase obligations mainly relate to minimum supply contracts for energy and fuel for the Tabakoto Mine.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Company’s financial condition and results of operations is currently its cash and short-term investment portfolio. To minimize risk the funds are normally diversified by country, industry and entity, all managed by independent financial managers with ultimate oversight by the Company. Unrealized losses, measured on a portfolio basis, are recorded while unrealized gains are deferred until disposition. Foreign currency exposure is minimized by retaining all but a small portion of both the cash and investment portfolio in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of recoverable value on its property, plant and equipment, site reclamation and rehabilitation as well as the value assigned to stock-based compensation expense. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation expense and hence results of operations, there is no impact on the Company’s financial condition.

The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. Bearing these risks in mind, the Company has assumed recent world commodity prices will be achievable, as will costs used in studies for construction and mining operations. The Company has relied on resource estimates on properties in Eritrea as well as reserve reports by independent engineers for the Mali properties. All of these assumptions are potentially subject to change, out of the Company’s control, however such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site.  As a result the Company has recorded a liability for the fair value of the reclamation and closure costs it expects to incur.  The Company has estimated applicable inflation and credit-adjusted risk-free rates as well as expected reclamation and closure time frames.

Disclosure Controls and Procedures

Management has evaluated the effectiveness of the Company’s disclosure controls and procedures for the period ended June 30, 2006.  Based on this evaluation, management concluded that the Company’s disclosure controls and procedures were effective at providing reasonable assurance that the year’s filings disclose all material information.

Changes in Accounting Policy

Except for the adoption of a policy with regards to its ore stockpile, work-in-process, and finished goods inventories and the adoption of a new accounting standard for stripping costs, as more fully explained in note 2 to the June 30, 2006 financial statements, there have been no changes to accounting polices from those disclosed in the most recent annual audited financial statements.

“John A. Clarke”

John A. Clarke

President & CEO

August 10, 2006